6/17

PROCESSED

JUL 17 2008

THOMSON REUTERS

SEC
Mail Processing
Section

JUN 12 2008

Washington, DC
100

08032061

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: ~~September 30, 1998~~
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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-~~40729~~

8-46868

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FAIRVIEW SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

137 Rowayton Avenue (No. and Street)

Rowayton, (City) CT (State) 06853 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce G. Kinloch (203) 855-9935 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kostin, Ruffkess & Company, LLC (Name — if individual, state last, first, middle name)

76 Batterson Park Road (Address), Farmington (City) CT (State) 06034 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information

OATH OR AFFIRMATION

I, Bruce G. Kinloch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fairview Securities, Inc., as of December 31, ~~19~~2007 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]

Signature

President

Title

[signature]

Notary Public

Shaun Timothy Shanley
Notary Public, Connecticut
My Commission Expires Oct. 31, 2011

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KOSTIN, RUFFKESS & COMPANY, LLC
Business Advisors and Certified Public Accountants

Farmington • New London
Springfield, MA

Pond View Corporate Center
76 Batterson Park Road
Farmington, CT 06032

Main Line: (860) 678-6000
Toll Free: (800) 286-KRCO
Fax: (860) 678-6110
Web: www.kostin.com

June 2, 2008

Mr. James Coulter
Principal Examiner
FINRA, Boston District Office
99 High Street – Suite 900
Boston, MA
02110

Dear Mr. Coulter:

This letter is in response to the letter dated May 6, 2008, from Todd J. Coppi, Supervisor. According to that letter, there appeared to be a difference between the FOCUS filing and the audited financial statements. Accordingly, the computation of net capital appeared to be incorrect.

Upon further review, we noted the following timeline of events:

- Original FOCUS for December 31, 2007 was filed on January 25, 2008.

- Audited financial statements contained an opinion dated February 25, 2008 and were filed by February 28, 2008. The audited financial statements contained adjustments from the original FOCUS filing.

- Amended FOCUS for December 31, 2007 was inadvertently filed on May 14, 2008. This filing was meant to accompany the audited financial statements and show no differences. **As such there were no material differences from the amended FOCUS filing to the audited financial statements.**

There was no reconciliation showing the adjustments made to the financial statements comparing the original FOCUS filing as the company intended to submit the amended FOCUS filing that matched the audited financial statements in conjunction with the filing of the audited financial statements. I had discussions to clarify this timeline of events and the difference with you on May 21, 2008. Based on these discussions, we are respectfully submitting the following reconciliation of net capital for the originally filed FOCUS report:

KOSTIN, RUFFKESS & COMPANY, LLC

Computation of net capital on FOCUS filed 1/25/08:

Total ownership equity from statement of financial condition	$232,460
Total ownership equity qualified for net capital	232,460
Total capital and allowable subordinated liabilities	232,460
Less: non-allowable assets from statement of financial condition	130
Net capital	$232,330
Net audit adjustments (includes additional non-allowable assets)	$184,850
Net capital per audited financial statements	$47,480

Please note that the audit adjustments (which primarily related to commissions receivable and a corresponding commission payable) reduced total ownership equity to $57,350, increased non-allowable assets to $9,870 which resulted in net capital of $47,480.

Based on the information presented above, I believe that this satisfies your request for additional information. If there is any additional information required, please do not hesitate to call me.

Best regards,

Jason D. Newman

Jason D. Newman, CPA
Member of the Firm
860-678-6059

END